UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

LAYNE CHRISTENSEN COMPANY

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

521050104

(CUSIP Number)

Van Den Berg Management I, Inc.
805 Las Cimas Parkway
Suite 430
Austin, TX 78746
512-329-0050

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

March 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages
Exhibit Index:  n/a

CUSIP No. 521050104	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Van Den Berg Management I, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF TEXAS, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,976,945 (see Item 5)
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 2,976,945 (see Item 5)
	10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,976,945 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14.	TYPE OF REPORTING PERSON (see instructions) CO, IA

CUSIP No. 521050104	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of Layne Christensen Company (the “Issuer”).  The address of the principal executive office of the Issuer is 1800 Hughes Landing Boulevard, Ste 700, The Woodlands, TX 77380.

Item 2.  Identity and Background.

(a)-(c) This statement is filed on behalf of Van Den Berg Management I, Inc., an investment advisor registered with the Securities and Exchange Commission (the “Advisor”).  This statement relates to Shares held directly by the Advisor (the “Advisor Shares”) and for Shares held for the investment advisory accounts of the Advisor’s clients (the “Client Shares” and together with the Advisor Shares, the “Subject Shares”). The principal business address of Advisor is 805 Las Cimas Parkway, Suite 430, Austin, TX 78746. The principal business of the Advisor is an investment advisor.

Arnold Van Den Berg, Chairman and Co-Chief Investment Officer of the Advisor, Scott S. Van Den Berg, President and Chief Operating Officer of the Advisor, and James D. Brilliant, Co-Chief Investment Officer and Chief Financial Officer, are the executive officers and directors of the Advisor and own a controlling interest in the Advisor. Their principal business address is 805 Las Cimas Parkway, Suite 430, Austin, TX 78746.

(d) During the past five years, none of the Advisor, Arnold Van Den Berg, Scott S. Van Den Berg or James D. Brilliant have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Advisor, Arnold Van Den Berg, Scott S. Van Den Berg or James D. Brilliant have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Advisor is a Texas Corporation. Arnold Van Den Berg, Scott S. Van Den Berg and James D. Brilliant are each a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

Consideration for the Advisor’s Shares, which were purchased for the benefit of the Advisor, came from working capital of the Advisor.  Consideration for the Client’s Shares, which were purchased for the benefit of the Advisor’s investment advisory clients, were derived from the investment capital of the Advisor’s client accounts.  Consideration of Shares owned directly by Arnold Van Den Berg, Scott S. Van Den Berg and James D. Brilliant, and included as part of the Client Shares, were from personal funds.  Total consideration paid for the Subject Shares, was $51,481,819.05 (including brokerage commissions).

Item 4.  Purpose of Transaction.

The Advisor purchased the Subject Shares for the benefit of itself and its clients for investment purposes based on the belief that the common stock of the Issuer is currently trading at a significant discount to the Issuer’s underlying business value.

The Advisor has previously filed beneficial ownership reports on Schedule 13G with respect to Shares of the Issuer. On August 13, 2014, the Advisor made a presentation to management and some members of the board of directors of the Issuer suggesting that they consider a reorganization of the Issuer’s business, including the evaluation of each business division, the potential divestment of a business division, the use of proceeds from the divestment to pay down debt of the Issuer and enact a share buyback program, and other corporate actions the Issuer may take that the Advisor believes may increase shareholder value. The Advisor may also engage in further discussions with management, the board of directors and/or other shareholders of the Issuer and/or other relevant parties concerning the business, capitalization, financial condition, operations, strategy and future plans of the Issuer, which discussions may include proposals that the Advisor believes will increase shareholder value.

CUSIP No. 521050104	13D	Page 4 of 6 Pages

Other than as described in this Item 4, the Advisor does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  However, the Advisor reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, the Advisor reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional Shares in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Shares in public or private transactions, and/or (iii) encourage (including, without limitation, through their designees on the Issuer’s board of directors and/or communications with directors, management, and existing or prospective shareholders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger, or (B) other changes to the Issuer’s business or structure.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) Based upon the Issuer's quarterly report on Form 10-Q filed on December 10, 2014, there were 19,739,583 Shares outstanding as of October 31, 2014. Based on the foregoing, the Subject Shares represent approximately 15.1% of the Shares issued and outstanding.   Of the Subject Shares, the Advisor directly owns 13,336 Shares (less than 1% of the Shares issued and outstanding) and Arnold Van Den Berg, Scott S. Van Den Berg and James D. Brilliant in the aggregate directly own 77,885 Shares (less than 1% of the Shares issued and outstanding).

			Advisor
(a)	Amount Beneficially Owned:		2,976,945
(b)	Percent of Class:		15.1%
(c)	Number of Share to Which Reporting Person has:
	(i)	Sole Voting Power:	2,976,945
	(ii)	Share Voting Power:	N/A
	(iii)	Sole Dispositive Power:	2,976,945
	(iv)	Share Dispositive Power:	N/A

Pursuant to the terms of advisory agreements with the Advisor’s clients, the Advisor has discretion over the investment advisory accounts of its clients to direct the vote of and to dispose of the Client Shares. The Advisor’s clients generally do not direct the Advisor with respect to voting or disposition of shares in their respective accounts. For the investment advisory accounts of the Advisor’s clients that hold Shares, persons other than the Advisor have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Shares. No individual client of the Advisor is known to hold more than five percent of the class.

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), the Advisor hereby declares that nothing in this schedule shall be construed as an admission that the Advisor is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act, the beneficiary of the securities covered by this schedule.

CUSIP No. 521050104	13D	Page 5 of 6 Pages

(c)  All of the Advisor’s purchases and sales in the Shares during the last 60 days are set forth below. This information includes the transactions in the Advisor Shares and Client Shares.  All of the following trades were effected in open market transactions on the NASDAQ Stock Market.

Date of Purchase	Type of Transaction	Quantity of Shares Bought or Sold	Price Per Share
01/12/2015	BUY	1380	9.09
01/20/2015	SELL	270	7.94
01/22/2015	SELL	370	7.88
01/26/2015	SELL	1640	8.46
01/29/2015	SELL	360	7.75
01/30/2015	SELL	120	5.91
02/02/2015	SELL	635	7.98
02/03/2015	SELL	5	8.24
02/04/2015	SELL	1850	8.41
02/13/2015	BUY	175	8.00
02/23/2015	SELL	4970	7.48
02/24/2015	SELL	1310	7.61
02/25/2015	SELL	735	7.03
02/26/2015	BUY	500	6.99
02/27/2015	BUY	4915	6.69
03/02/2015	SELL	75	6.73
03/03/2015	SELL	1890	6.53
03/05/2015	SELL	575	6.66
03/06/2015	BUY	1050	6.32
03/09/2015	SELL	1900	6.23
03/10/2015	SELL	1235	6.21
03/11/2015	BUY	1120	5.92

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The powers of disposition and voting of the Advisor with respect to the Client Shares are held pursuant to certain advisory agreements entered into between the Advisor and its clients.

Item 7.  Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 521050104	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2015

Van Den Berg Management I, Inc.

By:	/s/ James D. Brilliant
Name:	James D. Brilliant
Title:	Chief Financial Officer and Co-Chief Investment Officer